NuZee, Inc.

East Arapaho Road, Suite 230,

Richardson, Texas 75081

October 4, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NuZee, Inc.
Acceleration Request
Registration Statement on Form S-3
Filed September 29, 2023
File No. 333-274818

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, NuZee, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM, Eastern time, on October 5, 2023, or as soon thereafter as is practicable.

Please contact JR Lanis of Baker & Hostetler LLP at (310) 442-8828 or jrlanis@bakerlaw.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

NuZee, Inc.

By:	/s/ Randell Weaver
Randell Weaver
Chief Financial Officer